EXHIBIT (a)(12)

From: Bob Dixon [mailto:bob.dixon@graphon.com]
Sent: Wednesday, July 16, 2003 2:45 PM
To: Everyone
Subject: Stock Option Exchange Reminder


This is just a reminder that the deadline for submitting an Election Form to participate in the Stock Option Exchange is one week from today - Wednesday, July 23rd at 5 pm EST.

As stated in Item 27, page 7 of the Offer to Exchange, a copy of which each of you received in your Stock Option Exchange package, the completed Election Form must be RECEIVED here in the Morgan Hill office, by mail or fax, no later than 5 pm EST on the 23rd in order for your Election Form to be considered valid. We CAN NOT accept any form that is merely post marked by the 23rd - we MUST have physical receipt of the form by the 23rd.

The fax number here in Morgan Hill is 408-776-8448.

Thank you to those of you who have already sent in your form and for those of you who are still deciding, please make sure to submit your Election Form on time.

Bob Dixon